

 CM

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response......12.00 | |





**SECURITIE** **06002916**
V\

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53268 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____
          MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     **HA&W STRATEGIC PARTNERS, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**GLENRIDGE HIGHLANDS TWO, 5565 GLENRIDGE CONNECTOR SUITE 200**
                    (No. and Street)

**ATLANTA**                    **GA**                    **30342**
   (City)                     (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**NICK BHANDARI**                                   **404-898-8246**
                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**VIRCHOW, KRAUSE & COMPANY, LLP**
                 (Name – *if individual, state last, first, middle name*)

**7900 XERXES AVE S STE 2400    MINNEAPOLIS**          **MN**          **55431-1115**
   (Address)                    (City)                (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
**MAY 11 2006**
**THOMSON**
**FINANCIAL**

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# HA&W STRATEGIC PARTNERS, LLC

## TABLE OF CONTENTS



**VirchowKrause**
**&company**

INDEPENDENT AUDITORS' REPORT

Board of Governors
HA&W Strategic Partners, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of HA&W Strategic Partners, LLC (a wholly owned subsidiary of HA&W Capital Partners, LLC) as of December 31, 2005 and 2004, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA&W Strategic Partners, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Virchow, Krause & Company, LLP*

Minneapolis, Minnesota
February 9, 2006

---

# HA&W STRATEGIC PARTNERS, LLC

## STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

### ASSETS

|  | 2005 | 2004 |
|---|---|---|
| CASH | $ 37,873 | $ 25,769 |
| COMMISSIONS RECEIVABLE | 568 | 13,448 |
| TOTAL ASSETS | $ 38,441 | $ 39,217 |

### LIABILITIES AND MEMBER'S EQUITY

|  | 2005 | 2004 |
|---|---|---|
| LIABILITIES | $ - | $ - |
| MEMBER'S EQUITY | 38,441 | 39,217 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 38,441 | $ 39,217 |

See accompanying notes to financial statements.

# HA&W STRATEGIC PARTNERS, LLC

## STATEMENTS OF OPERATIONS
### Years Ended December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| REVENUES | $ 214,082 | $ 121,492 |
| EXPENSES | 22,894 | 37,908 |
| NET INCOME | $ 191,188 | $ 83,584 |

See accompanying notes to financial statements.

# HA&W STRATEGIC PARTNERS, LLC

## STATEMENTS OF MEMBER'S EQUITY
### Years Ended December 31, 2005 and 2004

| | |
|---|---:|
| **BALANCES, December 31, 2003** | $ 41,257 |
| Distributions to member | (85,624) |
| 2004 net income | 83,584 |
| **BALANCES, December 31, 2004** | 39,217 |
| Distributions to member | (191,964) |
| 2005 net income | 191,188 |
| **BALANCES, December 31, 2005** | $ 38,441 |

See accompanying notes to financial statements.

# HA&W STRATEGIC PARTNERS, LLC

## STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |
| Net income | $ 191,188 | $ 83,584 |
| Adjustments to reconcile net income to net cash flows from operating activities: |  |  |
| Changes in operating assets and liabilities: |  |  |
| Commissions receivable | 12,880 | (8,046) |
| Net Cash Flows from Operating Activities | 204,068 | 75,538 |
|  |  |  |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | - | - |
|  |  |  |
| **CASH FLOWS FROM FINANCING ACTIVITIES** |  |  |
| Distributions to member | (191,964) | (85,624) |
| Net Cash Flows from Financing Activities | (191,964) | (85,624) |
|  |  |  |
| **Net Change in Cash** | 12,104 | (10,086) |
|  |  |  |
| CASH - Beginning of Year | 25,769 | 35,855 |
|  |  |  |
| **CASH - END OF YEAR** | $ 37,873 | $ 25,769 |

See accompanying notes to financial statements.

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

HA&W Strategic Partners, LLC (the Company) was organized in Georgia as a limited liability company on August 15, 1999. The Company offers money management services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

*Commissions Receivable*

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at December 31, 2005 and 2004.

*Income Taxes*

The Company is not a taxpaying entity for federal and state income tax purposes. The member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

*Management's Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $38,441 and $39,217 which was $33,441 and $34,217 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 for the years ended December 31, 2005 and 2004.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2005 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

# HA&W STRATEGIC PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

---

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| Total member's equity | $ | 38,441 |
| Total non-allowable assets | | - |
| Net capital before haircuts on securities positions | | 38,441 |
| Haircuts on securities positions | | - |
| Net capital | $ | 38,441 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| Total liabilities from statement of financial condition | $ | - |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum net capital requirement | $ | 5,000 |
| Excess net capital at 1,500 percent | $ | 33,441 |
| Excess net capital at 1,000 percent | $ | 38,441 |
| Ratio: Aggregate indebtedness to net capital | | 0 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | | |
|---|---|---:|
| Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2005 | $ | 38,441 |
| Net audit adjustments | | - |
| Net capital per above | $ | 38,441 |



VirchowKrause
&company

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
# ON INTERNAL ACCOUNTING CONTROL

Board of Governors
HA&W Strategic Partners, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of HA&W Strategic Partners, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 9, 2006